Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Signet Jewelers Limited:

We consent to the incorporation by reference in the registration statements (Nos. 333-159987, 333-153435, 333-09634, 333-134192, 333-12304, 333-153422 and 333-08964) on Form S-8 of Signet Jewelers Limited of our report dated March 22, 2012, with respect to the consolidated balance sheet of Signet Jewelers Limited and subsidiaries as of January 28, 2012 and the related consolidated income statement, statement of cash flows, statement of shareholders’ equity, and statement of accumulated other comprehensive income/(loss) for the 52 week period ended January 28, 2012 and the effectiveness of internal control over financial reporting as of January 28, 2012, which report appears in the January 28, 2012 Annual Report on Form 10-K of Signet Jewelers Limited.

/s/    KPMG LLP

Cleveland, Ohio

March 22, 2012